EXHIBIT 99.1

GLG Life Tech Corporation Announces Third Quarter 2011 Results

VANCOUVER, British Columbia, Nov. 14, 2011 (GLOBE NEWSWIRE) -- GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) ("GLG" or the "Company"), the vertically-integrated leader in the agricultural and commercial development of high quality stevia and all natural and zero calorie food and beverage products, announces financial results for the quarter ended September 30, 2011.

BUSINESS HIGHLIGHTS

  European Commission approved the use of stevia as a sweetener on November 11 & products will be allowed in the EU market as early as December 3. GLG has recently signed six key ingredient distributors whose coverage across the region will form a sales network ready to distribute GLG's high-purity all-natural stevia extract in the newly opened EU market.
  New stevia formulation company, AN0C Stevia Solutions, established & began marketing its first product line, Dream Sweetener, to international food and beverage companies, which is expected to be the key enabler for them to provide great-tasting zero-calorie beverages.
  AN0C Consumer Products Joint Venture launched vitamin enriched waters in the China marketplace & signed exclusive sponsorship of China's national Olympic swim-team for ready to drink teas.
  National Conference in Beijing jointly hosted by AN0C and Chinese Government celebrating the success of Xiaogang's economic progress and AN0C's major role in its development & showcased 34 AN0C beverages and two tabletop products.
  Successful agricultural R&D of new stevia plant strains: Huinong 3 and Huinong 4 which will be available for planting in the 2012 growing season, providing GLG with a significant cost reduction for production of high-purity stevia extracts next year and beyond. Also developed this year is Huinong 5, a new plant strain with a seed capable of producing high amount of stevioside.
  OEM bottler production issue in September impacted AN0C revenues & new product launches. Production issues are now resolved & settlement has been recently finalized with the OEM bottler. There were 10,319 cases ultimately determined by AN0C and the Bottler to be below quality standards out of the original 200,000 cases shipped to the market as well as the stock that remained at the Bottler's plants. The settlement value for the 10,319 cases is approximately CAD 60,000.

Revenue from stevia was $0.7 million – High purity Stevia revenues for the third quarter 2011 were $0.7 million, as customers continue to deal with aftertaste issues and inventory levels.

Revenue from AN0C for the third quarter was $1.0 million – The Company's consumer products business, AN0C, had sales of $1.0 million in the third quarter of 2011. The average revenue per bottle was higher by 3.8% for the third quarter compared to the second quarter as it reflected the change in product mix and the reduced level of promotional activities that were undertaken in the second quarter to support the launch of the new AN0C brand the RTD products. The first sales of vitamin enriched waters began in the third quarter, and were on average sold at a higher price than the RTD teas. The objectives of the promotional campaigns were to encourage consumers to try the AN0C beverages through lower retail pricing and to reward our distributors through volume purchases.

Impairment charges recorded during the third quarter - During the period, management conducted  tests for impairment for both tangible and intangible assets and concluded there was evidence of impairment on some of its intangible assets (Goodwill and Customer Relationship Intangible) resulting in a $12.2 million charge for the period (approximately 50% of net loss for the period).

Key Developments in China Consumer Products AN0CTM Joint Venture –   Since the launch of the AN0C's original Ready-to-Drink (RTD) teas in March, AN0C has re-introduced its RTD teas in a new custom branded bottle in the third quarter to better differentiate AN0C's product, and launched six flavours of zero calorie vitamin enriched waters. The new improved taste of AN0C's RTD teas is sweetened with AN0C Stevia Solution's Dream Sweetener. Vitamin enriched water is a relatively new beverage category in China, however, AN0C has brought in new distribution partners that specialize in vitamin enriched waters and the initial feedback from the market for this product has been encouraging. AN0C experienced production issues with its main OEM Bottler in September. Potential batches impacted comprised approximately 200,000 cases of RTD tea that had been shipped and 85,000 cases of vitamin enriched waters that were identified at the OEM plant and were not shipped. Total of approximately 10,000 cases were found to be substandard, comprised of 3,000 cases that were shipped and 7,000 cases that were not shipped. In the long term interest of maintaining the high-quality image and reputation of the AN0C brand, additional production orders were withheld until we had the confidence that production issues had been resolved and a fair settlement was reached with our OEM Bottler. As a result, some new product launches such as soft drinks and juice milk have been delayed until the 2012 in time for the next peak summer sales season. AN0C has launched a zero calorie tabletop product recently and plans to launch functional health drinks in the fourth quarter of 2011 through its existing and new distributors.

New stevia formulation company - AN0C Stevia Solutions - The Company created a new subsidiary, AN0C Stevia Solutions Company, to focus on providing naturally sweetened zero and reduced calorie food and beverage formulations to customers outside China. The solutions and formulations will be all natural - natural sweeteners, natural flavours and natural colours, for use in zero or low calorie beverage and food products. The Company also announced the launch of AN0C Stevia Solutions' first product line – the Dream Sweetener series. Using GLG's BlendSure and other natural ingredients, the Dream Sweetener product line (which initially consists of 10x, 30x, 60x, and 100x the sweetness of sugar) was formulated to maintain the best taste while replacing sugar or artificial sweeteners in different beverage and food applications. Core advantages of Dream Sweetener products include: 1) tastes like cane sugar and has no aftertaste, 2) provides a consistent sweetness for much easier formulation for a food and beverage company, 3) easy to handle, unlike typical stevia extracts which come in a light powder form, 4) can reduce the time to market for food and beverage companies since the major formulation challenges (aftertaste & consistency of taste) with high purity stevia extracts have been overcome, and 5) is more cost efficient at large volumes.

Third Quarter 2011 Financial Results Highlights

The following results from operations have been derived from and should be read in conjunction with the Company's interim consolidated financial statements for the three and nine month periods ended September 30, 2011. The Company has reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation adopted in the current period. Certain prior year's figures have been recast to conform with U.S. GAAP accounting standards.

In thousands Canadian $, except per share	3 Months Ended Sep 30		% Change	9 Months Ended Sep 30		% Change
amounts	2011	2010		2011	2010
Revenue	$1,740	$20,951	(92%)	$24,367	$39,628	(39%)
Cost of Sales	$4,833	$14,006	(65%)	$23,217	$25,867	(10%)
% of Revenue	278%	67%	211%	95%	65%	30%
Gross Profit	($3,093)	$6,945	(145%)	$1,150	$13,761	(92%)
% of Revenue	(178%)	33%	(211%)	5%	35%	(30%)
Expenses	$10,756	$4,267	152%	$31,208	$10,888	187%
% of Revenue	618%	20%	598%	128%	27%	101%
Income (loss) from Operations	($13,849)	$2,678	(617%)	($30,058)	$2,873	(1146%)
% of Revenue	(796%)	13%	(809%)	(123%)	7%	(131%)
Other Income (Expenses)	($12,827)	($1,066)	1103%	($16,164)	($2,907)	456%
% of Revenue	(737%)	(5%)	(732%)	(66%)	(7%)	(59%)
Net Income (loss) before Income Taxes and Non-Controlling Interests	($26,676)	$1,612	(1755%)	($46,222)	($34)	135847%
% of Revenue	(1533%)	8%	(1541%)	(190%)	(%)	(190%)
Net Income (loss) after Income Taxes and Non- Controlling Interests	($24,628)	$1,777	(1486%)	($42,893)	$103	(41744%)
Earnings (loss) per share (Basic & Diluted)	($0.74)	$0.06	(1333%)	($1.35)	$0.01	(13600%)
Total Comprehensive Income (loss)	($13,128)	$315	(4268%)	($33,243)	$1,017	(3369%)
% of Revenue	(754%)	2%	(756%)	(136%)	3%	(139%)
Asset Impairment Losses	$12,189	$0	0%	$12,189	$0	0%
% of Revenue	701%	0%	0%	50%	0%	0%
Consolidated Depreciation & Amortization	$2,714	$2,788	(3%)	$7,142	$7,430	(4%)
% of Revenue	156%	13%	143%	29%	19%	11%
Stock based Compensation	$764	$867	(12%)	$2,386	$2,340	2%
% of Revenue	44%	4%	40%	10%	6%	4%
EBITDA (1)	($8,822)	$6,113	(244%)	($16,789)	$12,481	(235%)
% of Revenue	(507%)	29%	(17%)	28%	31%	(3%)

"EBITDA is a non-GAAP financial measure. GLG calculates it by adding to net income before taxes (1) Depreciation and amortization expense as reported on the cash flow statement, (2) Other Income (Expenses), (3) Stock-based compensation expense, (4) non-cash asset impairment losses and (5) Non-controlling interest. This might not be the same definition used by other companies. For the discussion of EBITDA, and the reconciliation of EBITDA to net income before taxes and after minority interest under US GAAP, please see 'Non-GAAP Financial Information".

Revenue

Revenue for the three months ended September 30, 2011 which was derived from stevia sales and the sale of consumer beverage products was $1.7 million, a decrease of 92% compared to $20.9 million in revenue for the same period last year.

Revenue for the nine months ended September 30, 2011 was $24.4 million compared to $39.6 million for the same period in 2010. The total revenue was composed of $17.0 million for stevia sales and $7.4 million for consumer products sales.

For the three months ended September 30, 2011, the total sales of $1.7 million are composed of stevia sales of $0.7 million and consumer product sales of $1.0 million. Approximately 19% of sales for the three month period are derived from sales denominated in US dollars and 81% are derived from sales denominated in RMB. As at September 30, 2011, 100% of the Company's sales are in foreign currencies and translated into Canadian dollars for financial reporting purposes.

Stevia sales of $0.7 million, for the three months ended September 30, 2011 are net of intersegment sales to AN0C (YTD 2011 $1.2 million). Stevia sales for the third quarter 2011 were down by 97% compared to the third quarter in 2010, which was driven by lower demand for the Company's products during the third quarter from its customers. One of the main issues has been existing inventory levels of stevia extracts at some of its key customers and distributors from previous sales made to them in 2010 and 2011. The end customers had experienced formulation challenges with stevia (aftertaste problems) and this had led to longer R&D projects and product launch delays. The Company expects demand for its products to recover starting in the fourth quarter based on the current customer prospects that it is working on and the new products that it has launched which provide solutions to the stevia formulation problems that the Company previously announced.  There were no additional orders from its China partner related to the Healthy Sugar Project for the China Sugar Reserve project; however our partner did successfully complete their first 10,000 metric ton facility in Xiaogang to mass produce the low-calorie healthy sugar. This achievement was a key milestone in proving the scalability of the technology to produce low-calorie health sugar in large scale production environment, which is a requirement to move forward with the China Sugar Reserve project.

AN0C Consumer Products Business

The Company's consumer products business, AN0C, had sales of $1.0 million in the third quarter of 2011. In the approximately six months of sales activity (end of March through September 30th) AN0C has sold approximately 29.1 million bottles of its RTD teas and 1.3 million bottles of vitamin enriched waters. A series of factors contributed to the reduction in sales in the third quarter. The three major factors that impacted our sales through September 30, 2011 were as follows:

  Weather – The summer has been more moderate in China compared to last year and industry wide sales of RTD teas and other beverages that usually sell well during the hot weather were adversely impacted.
  OEM Production issues - Production issues from AN0C's main OEM Bottler resulted in complaints from distributors regarding product packaging and product appearance quality of the RTD tea products. Potential batches impacted comprised approximately 200,000 cases of RTD tea that had been shipped. Additionally, 85,000 cases of vitamin enriched waters were also impacted by the same production issues, but fortunately these batches were identified at the OEM plant and were not shipped. In the long term interest of maintaining the high-quality image and reputation of the AN0C brand, additional production orders were withheld until we had the confidence that production issues had been resolved and a fair settlement was reached with our OEM Bottler. AN0C maintained the total number of its Tier I distributors at approximately 600 throughout this OEM production issue, which it expects to leverage for the launch of its new products.
  RTD Tea Bottle replacement Program - AN0C re-introduced its RTD teas in a new custom branded bottle in the third quarter to better differentiate AN0C's product from other competitors' products. It was initially expected that only July sales would be reduced substantially in order to sell through the inventory of the RTD teas in the old bottles that were currently in retail outlets. As the unusually cooler weather in China continued through the summer and overall inventory for the industry remained high, the sell through of AN0C's RTD teas in the old bottles took longer to sell through the Key Account channels ("KA" includes hypermarkets, supermarkets and chain convenience stores) than originally anticipated. As these KA stores have been slower to switch over to the new bottles, shipments of the new RTD teas in August were also lower than expected. The AN0C sales team has recently been able to open up new distribution channels to speed up the sell through of the remaining old bottles, for example, through government organizations.

The average revenue per bottle was higher by 3.8% for the third quarter compared to the second quarter as it reflected the change in product mix and the reduced level of promotional activities that were undertaken in the second quarter to support the launch of the new AN0C brand and the RTD products. The first sales of vitamin enriched waters began in the third quarter, and were on average sold at a higher price than the RTD teas. The objectives of the promotional campaigns were to encourage consumers to try the AN0C beverages through lower retail pricing and to reward our distributors through volume purchases.

AN0C launched its vitamin enriched water in August into 41 major cities, marking AN0C's entry into a second major beverage category in China. Vitamin enriched water is a relatively new beverage category in China, and there are only a few brands on the market. Although the OEM production issues have impacted a significant portion of vitamin enriched water production, AN0C had brought in new distribution partners that specialize in vitamin enriched waters. AN0C management expects that this new category needs more time to grow and gain traction in the Chinese beverage market, however, the initial feedback from the market for this product has been encouraging.

Cost of Sales

Cost of sales for the three months ended September 30, 2011 was $4.8 million compared to $14.0 million in cost of sales for the same period last year. Cost of sales as a percentage of revenues was 278% compared to 67% in the third quarter of 2010. The prior period does not have any consumer product business reflected as that business only commenced in 2011.

Cost of sales for the nine months ended September 30, 2011 was $23.2 million compared to $25.9 million for the same period in 2010. This was composed of $16.8 million for the stevia business and $6.5 million for the consumer products business.

Stevia Business

For the three months ended September 30, 2011 the cost of sales related to the stevia business was $3.9 million compared to $14.0 million in cost of sales for the same period last year ($ 10.1 million decrease or negative 72%). The 72% decrease is due to the lower volume of extract sold as previously discussed.

Cost of sales for stevia as a percentage of revenues was 538% compared to 67% in the same period last year. The largest impact on the cost of sales as a percentage of revenue was the fixed non-cash amortization charges in cost of sales that were not sufficiently covered by the low amount of revenue generated for the stevia segment and additional charges driven by lower utilization of stevia facilities in the quarter that would ordinarily flow to inventory during periods of higher plant utilization.

AN0C Consumer Products Business

For the three months ended September 30, 2011, cost of sales related to the consumer products business was $0.94 million and includes costs associated with bottling the beverage products, supplies and ingredients used to manufacture the beverages, and shipping the products to the different distribution channels. The average cost of sales per bottle increased 17% in the third quarter compared to the second quarter, as it reflected the addition of the more expensive vitamin enriched waters to the product mix. Product costs represented 83% of the cost of sales for the quarter, down 4% from the second quarter as reduced ingredients costs from refinements in the formulations were offset by higher shipping costs. RTD tea product costs were flat in the third quarter compared with the previous quarter, bottling and packaging costs continue to account for the greatest portion of product costs. RTD tea OEM charges represented 11.7% of its product costs in the third quarter. Starting with our June production run, AN0C has negotiated a 5% reduction in OEM costs. Shipping costs for the quarter represented 16% of cost of sales, which are up from the second quarter as our volume declined. AN0C has lower ingredient costs by utilizing GLG stevia extracts relative to the use of sugar. Higher sugar costs have been often cited by the China beverage industry previously as a cost input that was impacting their margins.

Gross Profit

Gross profit for the three months ended September 30, 2011 was negative $3.1 million, a decrease from the $7.0 million in gross profit for the comparable period in 2010. The gross profit margin for the three months period ended September 30, 2011 for the Company as a whole was negative 178% compared to 33% for the three months ended September 30, 2010. The main contributors to the negative gross profit were (1) the high fixed non-cash charges that are allocated to cost of sales each period and sales were not sufficient to contribute enough margin to cover these amortized amounts and, (2) additional charges driven by lower utilization of stevia facilities in the quarter that would ordinarily flow to inventory during periods of higher plant utilization.

Gross profit for the nine months ended September 30, 2011 was $1.2 million compared to $13.8 million for the comparable period in 2010. The gross profit margin decreased to 5% for the nine months ended September 30, 2011 from 35% for the comparable period in 2010. On a disaggregated basis, stevia products had a gross margin of 1% and the consumer products had a gross margin of 12%. Gross profit for the stevia adjusted for nine month capacity charges would have been approximately 12% for the nine month period ending September 30, 2011.

Stevia Business

The decrease in gross profit for the stevia business for the third quarter of 2011 compared to the third quarter of 2010 is driven by the lower sales achieved in the third quarter 2011 compared to the third quarter in 2010.   Gross profit was negative in the third quarter 2011 for the reasons described earlier.

AN0C Consumer Products Business

For the AN0C consumer products business the gross profit was $0.08 million or 7.0% of revenues for the third quarter of 2011 compared with 12% for the second quarter. The gross profit margin before shipping costs for AN0C's beverage sales in the third quarter was 17%, which was lower than the second quarter by approximately 6 percentage points and reflects the higher cost of sales per bottle in the third quarter due to the changing product mix of ready to drink tea and vitamin enriched waters. Vitamin enriched waters had just been launched during the quarter and the costs also reflect the start-up launch of this new product line. Lower advertising and promotional expenses in the third quarter were a result of the successful promotional activities undertaken in the second quarter, which have been effective in increasing the brand awareness necessary for a new company and new brand.

Selling, General and Administration Expenses

Selling, General and administration ("SG&A") expenses include sales, marketing, general, and administration costs ("G&A"), stock-based compensation, and depreciation and amortization expenses on long lived assets. A breakdown of SG&A expenses into these components is presented below:

In thousands Canadian $	3 Months Ended Sep 30		% Change	9 Months Ended Sep 30		% Change
	2011	2010		2011	2010
G&A Stevia	$1,487	$2,994	(50%)	$6,979	$7,556	(8%)
G&A AN0C	$8,290	$0	100%	$19,873	$0	100%
Stock Based Comp	$764	$867	(13%)	$2,386	$2,340	2%
Amortization Stevia	$178	$406	(56%)	$1,932	$992	49%
Amortization AN0C	$37	$0	100%	$38	$0	100%
Total	$10,756	$4,267	60%	$31,208	$10,888	65%

G&A for the stevia business for the three months ended September 30, 2011 was $1.5 million compared to $3.0 million in the same period in 2010. The decrease of $1.5 million was driven by reductions in promotions cost of the stevia business outside of China, an adjustment for capacity charges from the second quarter to cost of sales, reductions in professional fees and a grant from the Chinese Government for research and development activities in 2011 that was not available in 2010. Management has taken steps to proactively reduce its G&A costs going forward as it works to rebuild its order book. At the end of October, the total number of employees in GLG's China subsidiaries was 667, which is temporarily reduced by one-third from the 968 employees at the end of September.

G&A for the consumer products business was $8.3 million for the three month period ended September 30, 2011 compared to nil for the same period last year and $10.2 million for the second quarter. This represents a 19% decrease quarter over quarter. 61% of these costs were related to advertising and marketing expenditures to promote the launch of the AN0C brand and business, down from 75% from the second quarter of 2011. AN0C substantially reduced its advertising expenditures by over two-thirds, with TV advertising seeing the largest decrease. This was offset by increases in internet and other advertising, including fees for the Chinese National Olympic swim team exclusive sponsorship, as well as an increase in mass promotional expenses such as posters and displays. The balance of the AN0C G&A costs were related to salary (26%) and other operating costs (13%). As the beverage industry in China enters into a seasonally slower period, AN0C has also reduced its headcount to a core team of 316 at the end of October from 1,360 at the end of September. This measure is expected to significantly reduce the G&A costs for AN0C in the fourth quarter. AN0C management expects to ramp up the sales force as seasonality picks up again.

Stock-based compensation was $0.8 million for the three months ended September 30, 2011 compared with $0.9 million in the same quarter of 2010. The number of common shares available for issue under the stock compensation plan is 10% of the issued and outstanding common shares. During the quarter, compensation from vesting stock based compensation awards was recognized, due to previously granted options, new grants and restricted shares.

G&A related depreciation and amortization expenses for the three months ended September 30, 2011 were $0.2 million which is a decrease of $0.2 million over the $0.4 million at September 30, 2010.

Other Expenses

In thousands Canadian $	3 Months Ended Sep 30		% Change	9 Months Ended Sep 30		% Change
	2011	2010		2011	2010
Other Income (Expenses)	($12,827)	($1,066)	1103%	($16,164)	($2,907)	456%
% of Revenue	(737%)	(5%)	(732%)	(66%)	(7%)	(59%)

Other expenses for the three months ended September 30, 2011 was $12.8 million, an $11.8 million increase compared to $1.1 million for the same period in 2010. Other expenses are mainly driven by asset impairment losses of $12.2 million recognized during the quarter (see section asset impairment charges for the period), interest expense that is incurred on the Company's short term loans held in China and foreign exchange. Interest expense increased by $0.2 million in the three months ended September 30, 2011 compared to September 30, 2010 due to the increase in the short term loan balance in China, combined with an increase in the average interest rate paid on the loans. Interest expense did decrease from the second quarter 2011 by $0.4 million as the amount of loans had been reduced at the start of the third quarter 2011.

Foreign exchange gain for the three months ended September 30, 2011 increased by $0.5 million to $0.5 million gain from $0.05 million gain for the same period in 2010.

Other expenses for the nine months ended September 30, 2011 was $16.2 million, a $13.2 million increase compared to $2.9 million for the same period in 2010. Other expenses are mainly driven by asset impairment losses of $12.2 million recognized during the quarter (see section asset impairment charges for the period), interest expense that is incurred on the Company's short term loans held in China as well as foreign exchange gain/loss. Interest expense increased by $1.3 million in the nine months ended September 30, 2011 compared to September 30, 2010 due to the higher average short term loan balance in China during 2011 compared to the average balance outstanding in 2010, combined with an increase in the average interest rate paid on the loans. Foreign exchange gain decreased by $0.02 million to $0.11 million compared to a foreign exchange gain of $0.13 million for the same period in 2010.

Asset impairment charges for the period

In light of current economic conditions including the Company's operating performance to date management conducted a test for impairment of property, plant and equipment. The Company tests for impairment using a two-step process. The first step involves the assessment of probability weighted undiscounted estimated future cash flows attributable to property, plant and equipment and comparison to carrying value. When impairment is indicated by the first step, a second step is carried out to measure the impairment using discounted cash flows to estimate the excess of fair value over carrying value. Based on the current review, management believes there are sufficient opportunities based on probability weighted undiscounted cash flows to support the recovery of the carrying value of property, plant and equipment and no impairment exists.

Impairment of Goodwill

During the period, management concluded there were impairment indicators present for the goodwill asset due to changes to certain external factors as well as the market capitalization of the Company being below book value as of September 30, 2011. As a result, management conducted a test for impairment of goodwill as at September 30, 2011. The Company used a present value technique to discount a series of expected future cash flows for the stevia reporting unit in order to estimate the fair value. When the estimate of fair value was compared to the carrying value it was determined that a non-cash impairment charge of $7,649,321 was required to be recorded against the goodwill asset. The carrying value of goodwill is therefore $nil as at September 30, 2011 and the impairment charge was allocated to the stevia operating segment.

Impairment of Intangible Asset

During the period, management conducted a test for impairment of the customer relationship intangible asset as there was a change in the terms of the agreement. As a result, the Company concluded there was an indicator of impairment present. The Company used a present value technique and applied a discount rate of 14.5% to discount a series of expected future cash flows for this customer relationship asset in order to estimate the fair value. When compared to the carrying value it was determined that a non-cash impairment loss of $4,540,000 was required which was recorded as at September 30, 2011.

As there was an indication of impairment present, the Company also conducted the same test for impairment with respect to the Patents and acquired technologies and determined that there were impairment of these assets present.

In thousands Canadian $	3 Months Ended Sep 30		% Change	9 Months Ended Sep 30		% Change
	2011	2010		2011	2010
Income tax recovery (expense)	$496	$165	201%	($417)	$121	(445%)
Income tax expense as a percent of revenue	28.5%	1%	28%	(2%)	0.3%	(2%)

During the three months ended September 30, 2011 the Company recorded income tax recovery of $0.5 million, an increase of $0.3 million compared to the income tax recovery of $0.2 million in the comparable period in 2010.

During the nine months ended September 30, 2011 the Company recorded an income tax expense of $0.4 million compared to income tax recovery of $0.1 million in 2010.

Net Income (Loss) Attributable to the Company

In thousands Canadian $	3 Months Ended Sep 30		% Change	9 Months Ended Sep 30		% Change
	2011	2010		2011	2010
Net Loss	($24,628)	$1,777	(1486%)	($42,893)	$103	(41744%)
percent of revenue	(1415%)	8%	(1423%)	(176%)	0%	(176%)

For the three months ended September 30, 2011, the Company had a net loss attributable to the Company of $24.6 million compared to a net gain attributable to the Company of $1.8 for same period in 2010. The net change of $26.4 million was driven by: (1) a decrease in gross profit of $10.0 million and (2) an increase in G&A expenses of $6.5 million driven by the marketing and advertising costs for the start-up of its AN0C joint venture, (3) an increase in other income and expenses of 11.7 million (including asset impairment charges of $12.2 million). These items were offset by the increase in loss attributable to non-controlling interests of $1.5 million and an increase in income tax recovery of $0.3 million.

For the nine months ended September 30, 2011, the Company had a net loss attributable to the Company of $42.9 million, a change of $43.0 million over the comparable period in 2010. The increase in net loss was driven by: (1) a decrease in gross profit of $12.6 million, (2) an increase in G&A expenses of $20.3 million mainly associated with marketing and advertising costs for the start-up of its AN0C joint venture (3) other income and expenses of $13.2 million and (4) an increase in income tax expense of $0.5 million. These items were offset by the increase in loss attributable to non-controlling interests of $3.7 million.

Non-GAAP Financial Information

Consolidated EBITDA

EBITDA for the quarter ended September 30, 2011 was negative $8.8 million, compared to $6.1 million for the same period in 2010. EBITDA for the nine months ended September 30, 2011 was negative $16.8 million compared to $12.5 million for the nine months ended September 30, 2010. The main drivers for the decrease in EBITDA are a) increased SG&A expenses attributable to the start-up of at the Company's AN0C subsidiary b) lower gross profit (compared to the same period in 2010) for stevia sales.

In thousands Canadian $	3 Months Ended Sep 30		9 Months Ended Sep 30
	2011	2010	2011	2010
Income (Loss) Before Income Taxes and Non-Controlling Interests	($26,676)	$1,612	($46,222)	($34)
Add:
Asset Impairment Losses	$12,189	$0	$12,189	$0
Net Interest Expense	$1,137	$898	$4,081	$2,863
Depreciation and Amortization	$2,714	$2,788	$7,142	$7,430
Foreign Exchange Loss (Gain)	($503)	($52)	($111)	($135)
Non-Controlling Interests	$1,553	$0	$3,745	$17
Non-Cash Share Compensation	$764	$867	$2,386	$2,340
EBITDA	($8,822)	$6,113	($16,789)	$12,481
EBITDA as a % of revenue	(507%)	29%	(69%)	31%

EBITDA by Segment

Stevia business EBITDA for the three months ended September 30, 2011 was negative $2.8 million compared to $6.1 million in the same period last year. This decrease is driven by lower revenues and gross margin during the third quarter of 2011 compared to the third quarter of 2010. EBITDA for the stevia business for the nine months ended September 30, 2011 was lower at negative $2.0 million compared to a positive $12.5 million for the comparable period in 2010. EBITDA for the AN0C consumer products business was negative $6.0 million for the three months ended September 30, 2011 and negative $14.8 million for the nine months ended September 30, 2011. EBITDA performance in the third quarter reflects the issues that impacted revenue as well as AN0C's advertising and promotion program to build its brand in the China market as well as encourage the initial purchase of its products by consumers. AN0C Management substantially reduced the level of its advertising expenditures in the third quarter 2011 to better rationalize its marketing budget and the EBITDA loss in Q3 2011 for AN0C was reduced by approximately $2 million compared with Q2 2011.

In thousands Canadian $	3 Months Ended Sep 30, 2011		9 Months Ended Sep 30, 2011
	Stevia Business	AN0C Consumer Products Business	Stevia Business	AN0C Consumer Products Business
Income (Loss) Before Income Taxes and Non- Controlling Interests	($18,993)	($7,683)	($27,571)	($18,651)
Add:
Asset Impairment Losses	$12,189	$0	$12,189	$0
Net Interest Expense (Income)	$1,138	($1)	$4,085	($4)
Depreciation and Amortization	$2,677	$37	$7,103	$38
Foreign Exchange Loss (Gain)	($551)	$47	($214)	$103
Non-Controlling Interests	$0	$1,553	$0	$3,745
Non-Cash Share Compensation	$764	$0	$2,386	$0
EBITA	($2,776)	($6,046)	($2,021)	($14,769)
EBITDA as a % of revenue	(384%)	(594%)	(8%)	(37%)

Capital Expenditures

GLG's capital expenditures of $1.2 million for the third quarter of 2011 reflected a decrease of 17% in comparison to $1.5 million in the third quarter of 2010. Expenditures for the first nine months were $6.5 million compared to $11.9 million for the same period in 2010, a decrease of 46%. In 2011, the main asset additions were for stevia distillation equipment, the waste water treatment plant, production storage, and security equipment.

In thousands Canadian $	3 Months Ended Sep 30		% Change	9 Months Ended Sep 30		% Change
	2011	2010		2011	2010
Capital Expenditures	$1,213	$1,463	(17%)	$6,485	$11,920	(46%)

Financial Resources

Cash and cash equivalents decreased by $14.4 million during the nine months ended September 30, 2011. Working capital increased to $36.8 million from the year-end 2010 position of $7.0 million. The working capital increase can be attributed primarily to increases in inventory, prepaid expenses and a net repayment of short term loans which were partially offset by reductions in cash and accounts receivable and an increase in accounts payable.

Balance Sheet

In comparison to December 31, 2010, total assets increased by $3.5 million as at September 30, 2011, primarily due to an increase in current assets of $12.6 million, a decrease in capital assets goodwill and intangible assets of $9.1 million. The increase in the current assets was mainly driven by the following:

1. Increase of $32.8 million in inventory.

2. Increase in taxes recoverable of $1.3 million, which can be attributed to refundable VAT taxes on the increase in inventory.

3. Increase in prepaid expenses of $8.8 million, which was driven by both prepayments for AN0C production to contracted OEM bottlers and stevia leaf prepayments.

These were partially offset by:

4. Decrease of $15.7 million accounts receivable due to the collection of cash in the first nine months of 2011, which related to sales in the fourth quarter of 2010 as well as new sales in 2011.

5. Decrease in cash and cash equivalents of $14.4 million resulting primarily from the An0c investment and net repayments of short term loans

The increase in property plant, and equipment of $5.6 million in the fixed assets was due primarily to the strengthening of the RMB against the Canadian dollar partially offset by amortization of these assets. The decrease in goodwill and intangibles of $14.7 million was due to the impairment charges recorded during the third quarter (see section asset impairment charges for the period).

Current liabilities decreased by $17.1 million as at September 30, 2011 in comparison to December 31, 2010, driven by a net decrease in short term loans of approximately $27.8 million and a decrease in interest payable of $0.2 million. This was partially offset by the increase of accounts payable of $10.3 million and increases to advances from customers and deferred revenue totaling $0.6 million.

Long term liabilities decreased by $6.5 million due to the reduction of the related party loan which was repaid with the cash collection from accounts receivable, as well as the decrease in the deferred income tax liability.

Shareholders' equity increased by $27.2 million due to a) the issuance of common shares for the equity financing and stock based compensation of $57.7 million b) the increase in accumulated other comprehensive income of $9.7 million, c) an increase in deficit of $43.1 million, and d) an increase in non-controlling interests of $3.1 million.

China Lines of Credit and Short Term Loans

As at September 30, 2011, the Company had the following short term loans balances in China to finance its expansion and operations:

Loan amount in C$	Loan amount in RMB	Maturity Date	Interest rate	Lender
			per annum

$ 1,628,002	10,000,000	October 18, 2011	6.31%	Agricultural Bank of China
488,400	3,000,000	October 27, 2011	6.44%	Agricultural Bank of China
4,884,005	30,000,000	October 28, 2011	6.44%	Agricultural Bank of China
3,256,003	20,000,000	Dec 17, 2011	6.06%	Construction Bank of China
4,884,005	30,000,000	Dec 23, 2011	6.06%	Construction Bank of China
16,280,016	100,000,000	February 25, 2012	7.98%	Bank of Communication
3,093,203	19,000,000	February 27, 2012	7.87%	CITIC Bank
1,628,002	10,000,000	March 28, 2012	7.18%	Agricultural Bank of China
9,768,010	60,000,000	June 9, 2012	6.81%	Agricultural Bank of China
3,256,003	20,000,000	June 16, 2012	6.81%	Agricultural Bank of China
13,024,013	80,000,000	June 20, 2012	6.81%	Agricultural Bank of China
2,767,602	17,000,000	July 25, 2012	7.08%	Agricultural Bank of China
3,256,002	20,000,000	August 26, 2012	7.22%	Bank of China
3,581,603	22,000,000	September 29, 2012	7.22%	Bank of China

$ 71,794,872	441,000,000

During the period ended September 30, 2011 the Company repaid loans totaling $32,971,667 (219,000,000 RMB). The repaid loans were held by the Bank of Communication in China, the Agricultural Bank of China, and the CITIC Bank and had interest rates ranging from 5.31%-6.12% per annum. The short term loan and bank loans do not have any attached covenants. The assets of the Company's subsidiaries have been pledged as collateral for the short term bank loans. Land of two subsidiaries has also been used as collateral for the above facilities.

During the second and third quarters, the Company decided to consolidate and restructure its outstanding short term debt and has repaid a portion of the short term loans outstanding in order to reduce its interest costs. The Company plans to utilize a portion of the RMB 1 billion credit facility which was a commitment included in the key agreement signed with the Fengyang County Government and the Chuzhou City Government in June 2011 as required. The credit line will have interest rates discounted to market rates, as well as longer term maturities which are expected to reduce the company's interest expense on comparable short term loans that it had recently paid down. GLG is currently completing the application process, and expects that the first loan on the credit facility will be available for drawdown before the end of December 2011.

Subsequent to the quarter, the three loans that matured in October 2011 were all renewed with the Agriculture Bank (Total loan amount of RMB 43 Million)

Liquidity and Capital Resources

In thousands Canadian $	30-Sep-11	31-Dec-10
Cash and Cash Equivalents	$9,417	$23,817
Working Capital	$36,846	$7,081
Total Assets	$284,948	$281,407
Total Liabilities	$105,474	$129,399
Loan Payable (<1 year)	$72,356	$100,131
Loan Payable (>1 year)	$0	$0
Total Equity	$176,399	$152,004

Capital Structure

Outstanding Share Data as November 14, 2011

Shares
Common Shares Issued	33,126,634
Reserved For Issuance
Warrants	2,645,000
Stock Options	537,205
Reserved For Issuance - Other	62,500
Total Reserved For Issuance	3,244,705
Fully Diluted Shares	36,371,339

Market and Key Markets Outlook

China

China's Economy Performance to Date and Outlook

According to Xinhuanet.com, Chief of the China Banking Regulatory Commission said in October that China's foreign trade volume will surpass US$ 3 trillion in 2011, accounting for 10.5% of the world's total. According to preliminary estimates by National Bureau of Statistics of China (NBSC), gross domestic product (GDP) in the third quarter grew 9.1% year-on-year, slowed down from the growth seen in the first and second quarters of 9.7%, and 9.5% respectively and its slowest expansion since the third quarter of 2009. The preliminary estimates also showed that for the first nine months of this year, GDP grew 9.4% year-on-year and GDP in the third quarter of 2011 went up by 2.3% over the second quarter of 2011.

In a news release on October 18, 2011, NBSC reported that urban and rural residents' income increased steadily with a higher growth for rural residents. In the first nine months of this year, the per capita total income of urban households was 17,886 yuan, with per capita disposable income of 16,301 yuan, a year-on-year growth of 13.7%, or a real growth of 7.8% after adjusting for inflation. The per capita cash income of rural population was 5,875 yuan, up by 20.7% year-on-year, or 13.6% growth in real terms. The rural wage income growth was 21.9%. GLG and AN0C have worked closely with the Chuzhou City Government and the Fengyang County Government to develop the AN0C business, which creates value for local farmers as well as higher paying regional factory jobs and other work opportunities. The Xiaogang rural development project has become a model for how a rural agriculturally based economy can build a value added industry around an agriculture crop like stevia.

The news release also stated that total retail sales of consumer goods in domestic markets enjoyed a steady growth. In the first nine months of this year, total retail sales of consumer goods reached 13.1 trillion yuan, a nominal year-on-year rise of 17.0%, with the retail sales in urban areas reaching 11.3 trillion yuan, up by 17.1%, and the retail sales in rural areas achieving 1.7 trillion yuan, up by 16.4%.

According to figures released by the Chinese Academy of Social Sciences (CASS) in 2010, about 170 million people have moved to Chinese cities from the country's rural areas over the last 10 years with the urban middle class reaching over 230 million people, or 37% of the urban population in 2009. CASS forecasts that the middle class could make up over 50% of the urban population by 2023. History has shown that as income grows, quality and convenience will become the dominant theme in the food and beverage markets. As consumers try to maintain a balanced and healthy lifestyle, we believe AN0C products will be at the leading edge of this trend.

In October, CASS adjusted downward China's 2011 GDP growth estimate to 9.4% from a previous forecast of 9.6%, and forecasted CPI to increase 5.5% for the full 2011 year. Monthly CPI data published by NBSC shows that foodstuffs have seen the highest year-on-year increases. This is directly felt in the food and beverage industry's input costs, for example, sugar prices in China increased 37% in the third quarter 2011 compared with the third quarter last year. We believe AN0C can leverage the fact that it uses lower cost stevia to sweeten its all-natural zero-calorie products instead of sugar. The inflation rate in July reached a three-year high of 6.5%, and was 6.2% in August. According to China Daily, a vice-director of the National Development and Reform Commission (NDRC), China's top economic planning agency who spoke at an economic forum on October 22, 2011, commented that the government's anti-inflation battle has been effective and the growth of CPI will decelerate to less than 5% in the rest of 2011. China's economic priority seems to be the stabilization of overall price level balanced with steady economic development.

The Company believes that China presents the largest market opportunity for its high-grade stevia products and future growth. There are two opportunities that the Company sees and is currently developing.

(1) Zero or reduced calorie consumer products - The Company announced the AN0CTM joint venture in December 2010 and has launched the first six AN0CTM beverage products in late March 2011. AN0C is expected to contribute new revenues in 2011. China's per capita GDP is expected to grow from RMB 9,315 in 2007 to RMB 28,195 in 20171 and with its expected growth will come increased consumption in the food and beverage sector in China. Since China opened its door to the world in 1978, the China food industry has kept a 13.1% average annual growth rate from 1980 to 2001. In 2001, the total China food industry revenue reached RMB 900 billion (equivalent to about US$ 130 billion). More recently, from 2002 to 2009, the food industry in China kept a 23% average annual growth rate and in 2009, the total revenue reached RMB 4.7 trillion (equivalent to US$ 693 billion). The Company believes that China's food industry will continue its fast growth for the next 10-20 years, as the Chinese middle class population and wealth continues to increase.

(2) Industrial sales of stevia extract for use by the food and beverage industry- China's continued growth in GDP and expansion of its middle class has resulted in strong growth in China's food and beverage Industry. This, in turn, has resulted in strong growth in domestic sugar demand. Domestic production of sugar in China has not been sufficient to meet the growing demand for sugar in China which has resulted in a shortfall of sugar supply. In 2009, China imported over 1.5 million metric tons of sugar worth approximately US$1.1 billion and in 2010 the shortfall was 3 million metric tons of sugar. This sugar shortage is expected to grow as the population continues to grow and per capita sugar consumption increases. China has also seen a large increase in health related problems including growth in diabetes and obesity rates.

2011 China Sugar Market Update

On September 16, 2011 the China Sugar Reserve auctioned 200,000 metric tonnes of sugar from state reserves that fetched an average price of about CNY7,021 (US$1,099) per metric tonne, according to NDRC. This was the ninth auction held during the 2010/2011 marketing year (October 2010 – September 2011), and according to Dow Jones Newswire, the Chairman of the Guangxi Sugar Association commented that state sugar stockpiles are at the "lowest level in history" after the government has sold 1.88 million tonnes from state reserves in the 2010/2011 year. According to China Sugar Association data, China imported 2.07 million tonnes of sugar in the 2010/2011 year.

China Beverage Industry Outlook 2

Overall the China beverage industry, most notably the Ready-To-Drink (RTD) tea market, this year has been materially weaker than originally expected by industry players and analysts. Master Kong, which holds over 50% of the Chinese RTD tea market, commented at the end of August that its 2Q results were weaker than expected and July and August RTD sales growth was also below management expectations. At the Barclay's Corporate Day held in early September, Master Kong's management further cited an unusually cool summer in China for a relatively weak recovery in beverage sales in the third quarter. The Barclay research analyst reported that competitive pressure has increased from both existing companies as well as newer entrants in the beverage market in China. Uni-President, the second largest RTD tea manufacturer in China with over 20% market share, recently reported third quarter beverage results that were weaker than expected due to a further slowdown at RTD tea and expects fourth quarter revenue growth for RTD tea to remain under pressure. Citi's research analyst in a mid-October report commented that channel checks suggested slow sales and channel inventory in China's soft drinks market. Fourth quarters are traditionally seasonally weak, however, an early Chinese New Year in 2012 may pull some sales forward into the fourth quarter of 2011.

According to a Euromonitor report in February, China's soft drinks market has an expected CAGR of 9.5% for the period of 2010-2015, with 2011 volume growth expected at almost 11% year-over-year.   However, the rise in the CPI so far in 2011 has led to a significant increase in the costs of raw materials and labour. As a result, manufacturers' profit margins are under pressure. The intense competition within the industry has made it difficult for manufacturers to increase prices, therefore, they are instead making changes to packaging to relieve the cost pressure. One packaging trend has been the use of less plastic, which results in thinner bottles and reduces its cost. PET costs, which is the main raw material used to make plastic bottles and is the largest cost in the RTD beverage product, has moderated recently but is still substantially higher than the previous year. Another trend is the introduction of new slimmer and taller packaging, which effectively reduces the size of the bottle and indirectly raises prices. However, many products are "me-too" products that have similar packaging designs that are hard for consumers to differentiate AN0CTM recently launched new custom branded bottles to better differentiate from other competitors' products, and maintained the original 500ml size. For other beverage companies, another large cost component is sugar which has also increased drastically over the past two years. AN0C's value proposition of all-natural zero-calorie sweetener has the benefit of using stevia and allows AN0C to avoid the high sugar costs.

However, AN0C products have not been able to avoid being adversely affected by the other industry-wide factors such as reduced consumer demand in June through August driven by a cooler summer that have impacted the entire industry, most notably the largest players in the China beverage industry who represent over 70% of the product volume. Given the background of softer industry demand and high competition for the RTD Tea market in China, AN0C's products have still made a strong impact on the market and Management remains confident that their products and brand are well received by the market. For example, in a consumer survey conducted in 20 target cities from June 25–July 3, about half of the over 1,300 participants link the AN0C brand to the key messages of zero-calorie and non-fattening. Furthermore, the same survey reported that over 10% of participants replied that their next RTD tea purchase would be an AN0C product.

Healthier beverages and food is the one trend that is common throughout China, from consumers in East China who typically have higher incomes and more exposure to foreign markets, to consumers in Southwest China who have a longstanding habit of tea drinking, to consumers in Northeast China, where in large cities such as Beijing consumers are increasingly willing to pay higher prices for buying in convenience stores. According to Euromonitor, sales growth of traditional carbonates has slowed because of its unhealthy image and manufacturers have emphasized more on the functional or healthy features of their products, such as low sugar, low calorie content, added vitamins or being free of additives. AN0CTM is the only nationally distributed brand in China with all naturally sweetened zero-calorie products. AN0CTM has already launched RTD teas and vitamin enriched waters, and expects to launch additional products to cover six traditional beverage categories (ready-to-drink teas, vitamin enriched waters, carbonated soft drinks, juice milk, children's beverage products, herbal teas), two functional beverage categories (anti-aging and detoxification), as well as tabletop sweeteners.

The focus on the AN0CTM brand from an overall brand concept perspective, rather than on a product basis, means that we are able to leverage brand recognition across all our product lines. We believe consumers are becoming aware that AN0C stands for a line of "naturally sweetened, zero calorie" beverage products that are better for you. AN0C's marketing and sales strategy is very cost effective compared to the strategies typically followed by beverage companies in China. AN0C's products are all being marketed under one AN0C brand rather than individual SKU marketing and sales as other companies have done in the past. From the beginning, AN0C's goal was to be the number one all-natural zero calorie beverage and food brand in China, and AN0C management knew that national distribution for AN0C products was a fundamental requirement that needed to be achieved as quickly as possible. Early on in 2011, AN0C secured national distributors such as Walmart, Carrefour, Metro and Tesco to carry its products. According to Euromonitor, cooperating with large-scale retailers, such as Wal-Mart and Carrefour, to develop modern sales channels has become one of the key factors of successful distribution in China. Euromonitor reported that the sales share of different retail channels is gradually changing, as supermarkets and hypermarkets become more popular. Consumption habits are changing, with some consumers believing that products sold at supermarkets are safer and also cheaper than in other channels.

Distribution Relationships in Key Markets

Given the significance of the China market opportunity to the Company's expected future growth, the Company's distribution arrangements in other key markets will be its main approach to sales outside of China.   The Company signed a number of these distribution agreements in 2010 for South America, Australia, New Zealand, Mexico, the US, India and the Middle East. These distribution agreements are expected to contribute to stevia revenues outside of China in 2011 and beyond. The number of agreements has increased during the first quarter of 2011 with agreements being signed with M. Cassab for Brazil and Argentina and International Flavour and Fragrances. With the recent approval of stevia by the European Commission on November 11 and products allowed in the EU marketplace starting December 3, GLG's distributor network is ready to do business throughout the EU. The Company has signed seven ingredient distributors who are responsible for broad coverage across the region with a focus on their specialty in the food and beverage industry. These long-term distributor agreements will secure an dynamic sales network set to reach out to a brand new market for the company's high-purity all-natural stevia extracts across Europe. Management also expects a positive regulatory ruling in India for the use of stevia as a sweetener in 2011. Under the terms of the Company's Strategic Alliance Agreement with Cargill, the parties agreed to negotiate certain provisions of the agreement during 2011. The parties have agreed that the exclusivity obligations of both parties and the parties' product supply, sourcing and purchase obligations will not continue beyond September 30, 2011. As a result, GLG is now free to offer all its high-purity extract products to multinational food and beverage companies headquartered in the US and EU, and is no longer required to offer the right of first refusal on new products developed to Cargill. All other terms of the 10-year renewable agreement remain in place. The Company continues to see global demand for stevia extracts to be used either in a zero calorie application or a blend of sucrose and stevia for reduced calorie/better-for-you products.

Business Outlook Summary

  World sugar prices were close to 30 year record high prices at the start of 2011 (approximately $700 per tonne) and have remained in the range $600 to $800 per tonne for the past nine months. We believe in the long term that sugar prices will remain high driven by supply shortages and material increases in demand.
  Shortages for sugar continue to occur in some key markets such as China and Indonesia, resulting in higher ingredient prices that food and beverage companies will need to pay.
  Health concerns over obesity and diabetes remain high and are driving both government policy (e.g. Mexico, China) and new product introductions. We are now seeing government policy in China starting to come into place such as the Capital Municipal Health Bureau in Beijing that will be focusing on decreasing student obesity rates through a variety of new initiatives including ensuring healthier foods and drinks to be served at the schools.
  New markets for stevia are expected to open up late in 2011 including the European Union and India.
  We are seeing a slower rate of product launches in North America as we originally expected.
  We are seeing a slower rate of product launches in Mexico, Central and South America than we originally expected in 2011.
  We expect that our focus on China and surrounding Asian markets will lead to higher rates of growth than in North America.

As a result of these key trends and issues, the Company sees long term growth ahead for its products. The Company further expects the majority of its revenue growth to come from China in 2011 and beyond. Other markets have moved slower in 2011 than we originally expected, however our success with our consumer products in China is starting to positively influence the other markets where we operate. For example, the Company is able to demonstrate its success in formulating all-natural zero-calorie drinks through its current AN0C products to international food and beverage customers. A key new initiative that has generated significant interest in our international stevia business and that we expect will increase the speed at which food and beverage customers will launch products is our AN0C Stevia Solutions Company. Through this new company, we are providing turn-key formulations for our beverage and food products to international food and beverage companies.   We are already working on opportunities in India, the Middle East, Asia, EU and Latin America, and we expect to further increase activities in the other markets that we currently serve.

Financial Guidance Change

To better address a longer-term perspective on GLG and AN0C's performance, we are modifying the Company's guidance policy. The continued turmoil in the financial markets and high degree of uncertainty in the economy in general makes it particularly difficult to predict the timing of the Company's sales, therefore, management has decided to temporarily discontinue providing formal financial guidance on revenues, EBITDA and capital expenditures. We will continue to offer longer-term directional indications with a primary focus on growth drivers and relevant factors. The Company remains committed to high levels of disclosure and transparency.

Stevia Business

GLG's Chinese partner has completed the first 10,000 metric tonnes of Low-Calorie Healthy Sugar production line which was completed in mid-October 2011. Completion of this facility is an important milestone in advancing the Healthy Sugar opportunity with the China Sugar Reserve, as it demonstrates the scalability of its production technology. The Company has filled a $7 million order to its Chinese Partner related to the China Sugar Reserve opportunity in the second quarter. Our Chinese partner is in the process of planning the next phase of Healthy Sugar capacity with the construction of an additional 50,000 MT line currently scheduled for 2012. The Company's confidence in the project remains high for the following reasons:

  Talks with CSR have indicated their strong interest in moving this project forward.
  Our Chinese partner took material much earlier in 2011 than we originally expected for the CSR project.
  China's sugar prices remain high and the shortage of sugar in China has continued in 2011
  The success of the AN0C consumer products is starting to have the desired effect of increasing interest in sweetening food and beverage in China with stevia.
  China's media are putting out more and more articles about the dangers of consuming too much sugar.
  Policies such as Municipal Capital Health targeting healthier foods and beverages in schools in Beijing to reduce childhood obesity.

Markets outside of China including the US, Mexico, South America, and Australia have been active with customer projects, however, the time that it is taking to convert projects into launched products is taking longer than originally anticipated.   Therefore, distributors are taking longer to work through product inventories delivered in the fourth quarter of 2010, and we are decreasing our revenue expectations in 2011 from those customers as a result. A key to future revenue generation will be the products and solutions of AN0C Stevia Solutions. We are seeing interest from a number of existing customers and international companies as they look to overcome some of the traditional challenges in formulating with stevia. We expect AN0C Stevia Solutions to accelerate stevia sales going forward as they can offer significant advantages to a company looking to formulate good tasting beverage and food products.

Other key assumptions include raw sugar prices remaining in the range of $600 to $800 per metric tonne and the RMB to USD exchange rate declining approximately 3% in 2011. The Canadian dollar to the US dollar exchange rate is assumed to be at par for the year.

Margins are expected to improve with the expected introduction of Huinong 2 ("H2") special leaf variety in the 2011 harvest year. It is expected the Company will grow 100% of its stevia leaf requirements in 2011 with the H2 strain. As previously announced, the H2 strain is expected to deliver reduced stevia leaf processing costs starting in late third quarter 2011. Huinong 3 ("H3") and Huinong 4 ("H4") will be available for planting in the 2012 growing season, providing GLG with a significant cost reduction in its production of high-purity stevia extracts next year and beyond. The H3 plants have approximately 76% RA in the plant leaf, which is 26% higher than the first generation (H1) seeds, and will generate 46% more leaf per acre than the earlier H1 plants as well. H4 results show a 16% increase in leaf yield over the H3 plants, while maintaining a similar 76% RA content. Inflation in China has impacted our salary costs in our stevia business which has resulted in higher G&A costs incurred to date and we anticipate those costs to be higher than forecast for the balance of 2011.

AN0CTM Consumer Products Business

With the successful launches of our RTD tea and vitamin enriched water products, we plan to roll out additional SKU's across six major beverage categories, plus functional (health) and tabletop sweetener products.

New products in the pipeline include the previously announced carbonated soft drinks, juice milk, children's beverage products, herbal teas, two categories of functional drinks, anti-aging and detoxification, zero and low-calorie tabletop sweeteners, as well as the newly formulated cold-weather beverages such as coffee, milk tea and ginger drinks. AN0C expects to launch the cold-weather beverages in the fourth quarter 2011, with the rest of the products planned for 2012 launches.    The Company plans to leverage its existing brand equity investment as well as its distribution channels to launch these products more quickly into the market.   AN0C's pricing policy is to maintain a 10% to 15% premium over the leading national brands, as consumers in China perceive them to be of a higher quality than comparable national brands on the market that are sugar sweetened.

AN0C's EBITDA have been impacted by higher operating costs due to China's inflation as well as higher advertising expenditures. An official at China's State Information Center expects the consumer price index to rise 5.5% for the full year of 2011 and increase by 4% next year. Input costs such as PET chips for AN0C's bottling costs and fuel and transportation costs may also impact the product gross margins. AN0C's first priority for the development of the AN0CTM business is to take a leading position in the marketplace and to build the number one brand for consumer products in the all-natural, zero-calorie food and beverage sector. This was the most important objective for AN0CTM in the initial phases, rather than EBITDA generation.

About GLG Life Tech Corporation

GLG Life Tech Corporation is a global leader in the supply of high purity stevia extracts, an all-natural, zero-calorie sweetener used in food and beverages. The Company's vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG's advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com

The GLG Life Tech Corporation logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7994

About AN0C™

AN0C focuses on the sale and distribution of all-natural zero-calorie food and beverage products in China that are sweetened with stevia provided by GLG Life Tech Corporation. GLG is a global leader in the supply of high quality stevia extracts and holds an 80% controlling stake in AN0C with China and Healthy Foods Company Limited (CAHFC) holding 20%. Dr. Luke Zhang, Chairman and CEO of AN0C, is supported by an experienced team of senior executives recruited from the beverage industry in China. For further information, please visit www.an0c.com.

Forward-looking statements: This press release contains certain information that may constitute "forward-looking statements" and "forward looking information" (collectively, "forward-looking statements") within the meaning of applicable securities laws. Such forward-looking statements include, without limitation, statements evaluating the market, potential demand for stevia and general economic conditions and discussing future-oriented costs and expenditures. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes" or variations of such words and phrases or words and phrases that state or indicate that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

While the Company has based these forward-looking statements on its current expectations about future events, the statements are not guarantees of the Company's future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors include amongst others the effects of general economic conditions, consumer demand for our products and new orders from our customers and distributors, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgments in the course of preparing forward-looking statements. Specific reference is made to the risks set forth under the heading "Risk Factors" in the Company's Annual Information Form for the financial year ended December 31, 2010. In light of these factors, the forward-looking events discussed in this press release might not occur.

Further, although the Company has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, readers should not place undue reliance on forward-looking statements.

Financial outlook information contained in this press release about prospective results of operations, capital expenditures or financial position is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information as of the date hereof. Such financial outlook information should not be used for purposes other than those for which it is disclosed herein.

1 Freedonia Beverage Containers in China Report, May 1, 2009.

2 Euromonitor, Soft Drinks – China Report, February 2011

CONTACT: Sophia Luke, Vice President of Investor Relations
         Phone: +1 (604) 669-2602 ext 104
         Fax: +1 (604) 662-8858
         Email: ir@glglifetech.com